UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CannaPharmaRx, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

13765D109

(CUSIP Number)

CannaPharmaRx, Inc.

One Collins Drive, Suite 100

Carneys Point, NJ 08069-3640

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 13765D109	Page 2 of 5

1	NAMES OF REPORTING PERSONS James Smeeding
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,250,000
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER 1,250,000
	10	SHARED DISPOSITIVE POWER NONE
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.69%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 13765D109	Page 3 of 5

Item 1.	Security and Issuer.

The class of securities to which this statement relates is the common stock of CannaPharmaRx, Inc., a Delaware corporation (the “Issuer”), with a par value of $0.0001 (the “Shares”). The address of the principal executive office of the Issuer is One Collins Drive, Suite 100, Carneys Point, NJ 08069-3640.

Item 2.	Identity and Background.

(a)	Name: James Smeeding (the “Reporting Person”).

(b)	Business address: One Collins Drive, Suite 100, Carneys Point, NJ 08069-3640.

(c)	Present principal employment: The Reporting Person is Executive Vice President of Professional Services and a director of the Issuer.

(d)	During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On June 26, 2015, the Issuer granted the Reporting Person 1,250,000 shares of common stock in connection with the closing of the merger contemplated by that certain Amended and Restated Agreement and Plan of Merger by and between the Issuer, CPHR Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of the Issuer (“Acquisition Sub”), and CannaPharmaRX, Inc., a Colorado corporation (“Canna Colorado”) (the “Merger Agreement”). Pursuant to the Merger Agreement, Acquisition Sub acquired all of the issued and outstanding shares of Canna Colorado, and Acquisition Sub merged with and into Canna Colorado, with Canna Colorado remaining as the surviving corporation and a wholly-owned subsidiary of the Issuer (the “Merger”). In connection with the closing of the Merger, each holder of shares of common stock of Canna Colorado exchanged his or her shares of Canna Colorado for an equal number of shares of common stock of the Issuer. Additionally, in connection with the Merger, the 10,421,120 shares of common stock of the Issuer owned by Canna Colorado were surrendered and deemed retired to the Issuer’s treasury stock. As a result of the closing of the Merger, the Reporting Person now owns 6.69% of the outstanding Shares post-Merger.

Item 4.	Purpose of Transaction.

The purpose of the Merger was for the Issuer to gain control of Canna Colorado as described above, to cause Canna Colorado to become a wholly-owned subsidiary of the Issuer, and to cause the shareholders of Canna Colorado to obtain shares of common stock of the Issuer. The Reporting Person is the Executive Vice President of Professional Services of the Issuer and also a director. While he does not have any particular plans to acquire additional Shares at the present time, as an employee and director, he may acquire Shares as part of the Issuer’s compensation arrangements and may be deemed to exercise a level of control over the Issuer, but as one officer and one member of the Board of Directors, the Reporting Person disclaims actual control.

While unlikely in the foreseeable future, the Reporting Person may determine, from time to time, to sell or otherwise dispose of some or all of the then-remaining Shares owned by the Reporting Person, pursuant to the applicable securities laws. In making any such determination, the Reporting Person will consider his goals and objectives, other business opportunities available to it, as well as general stock market conditions.

CUSIP No. 13765D109	Page 4 of 5

Item 5.	Interest in Securities of the Issuer.

(a)	The Reporting Person beneficially owns 1,250,000 Shares, representing approximately 6.69% of the issued and outstanding Shares, as of the date of this Schedule 13D.

(b)	The Reporting Person has sole power to vote and dispose of 1,250,000 Shares.

(c)	None, other than the reported acquisitions as set forth in this statement.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 and any person with respect to any securities of the Issuer, including but not limited to: transfer or voting of any of the securities of the Issuer or of its subsidiaries, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

The following are filed as exhibits to the Schedule 13D:

Exhibit 2.1 – Amended and Restated Agreement and Plan of Merger dated April 21, 2015, by and among CannaPharmaRx, Inc., a Delaware corporation, CPHR Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of CannaPharmaRx, Inc., and CannaPharmaRX, Inc., a Colorado corporation.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2015

/s/ James Smeeding
James Smeeding